Exhibit 1
                                                                       ---------

For Immediate Release                                             3 January 2006


                              WPP GROUP PLC ("WPP")

                Research International acquires Pentor in Poland

WPP announces that its wholly owned operating company Research International, the leading global market research network, has acquired the entire share capital of Pentor Instytut Badania Opinii i Rynku S.A. ("Pentor"), a leading independent Polish market research agency.

Founded in 1991, Pentor has been affiliated to Research International since its beginning. Pentor is headquartered in Warsaw, with offices in Katowice, Wroclaw and Poznan, and employs 107 people. Clients include Frito-Lay, Polska Telekom, PKN Orlen, Dr Oetker Polska and Unilever.

Pentor's revenues for the year ended 31 December 2004 were PLN 31.8 million, with net assets at the same date of PLN 5.7 million.

This investment continues WPP's strategy of developing its networks in faster growing markets and sectors.

For further information, please contact:

Feona McEwan, WPP 44-20 7408 2204
www.wpp.com